Exhibit 99.1

ElectraMeccanica Announces the Arrival of First Production SOLO EVs and Opening of Six New Retail Locations

Company also Provides Production and Customer Delivery Update

VANCOUVER, British Columbia, Oct. 29, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced that it will open six (6) new retail locations across the western U.S. within the next month. The Company also announced that the initial shipment of its production vehicles for its flagship SOLO EV have arrived in North America. In-line with the Company’s ongoing vehicle rollout strategy, these SOLO EVs have been designated for corporate use in marketing, advertising and retail activities.

Production SOLO EV at the Company's 'ride-and-drive' press event in Santa Monica, CA.

ElectraMeccanica officially began production of the SOLO EV in late August alongside its manufacturing partner and strategic investor, Zongshen Industrial Group (“Zongshen”).

The first two of the newly arrived SOLOs were introduced at a ‘ride-and-drive’ press event in Los Angeles on October 13 and 14, 2020. At this exclusive event, reporters from major media outlets were able to test the first production vehicles and “Drive SOLO” alongside CEO Paul Rivera in Santa Monica.

ElectraMeccanica also used vehicles from the first batch to test the international shipping logistics and port processing. Vehicles are currently being used for similar corporate and marketing purposes as well as ongoing road verification and testing.

The Company also announced that it is expanding its retail footprint by opening six (6) new locations in prominent shopping centers in addition to the four (4) locations currently up and running. These new locations will be strategically positioned in high-visibility areas alongside notable name-brand anchor stores and are set to open by Thanksgiving in the following cities:

•San Diego, CA – Westfield UTC

•Brea, CA – Brea Mall

•Scottsdale, AZ – Kierland Commons (seasonal)

•Glendale, AZ – Arrowhead Towne Center

•Santa Clara, CA – Westfield Valley Fair Mall

•Walnut Creek, CA – Broadway Plaza

“I am pleased to share that the first production SOLO EVs have officially made it onto U.S. soil,” said ElectraMeccanica CEO Paul Rivera. “Consistent with our roll out strategy, the first wave off the line will be used specifically for high ROI activities, including marketing, retail distribution, customer test drives and fleet demonstrations. We are continuing with our planned, methodical ramp up in production to ensure quality and consistency. While we have encountered certain hurdles through this growth process, our team is hard at work making select supply chain and technical improvements. We have extended our customer delivery schedule into early 2021. Safety, customer care and the ‘Drive SOLO’ experience are paramount. With the help of our experienced partner, we are confident we can continue to move quickly and meet our increasing customer demand.”

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1b1c7368-6d4f-4d75-8d35-64f9ac067a0d

Source: ElectraMeccanica Vehicles Corp.

Released October 29, 2020